June 30, 2005


Steven A. Seidman, Esq
Laura L. Delanoy, Esq.
Willkie, Farr and Gallagher, LLP
787 Seventh Avenue
New York, NY 10019-6099

	Re: 	Eon Labs, Inc.
		Schedule 14D-9, Amendment No. 1
		Filed on June 22, 2005
		SEC File No. 5-80561

Ladies and Gentlemen:

	We have reviewed the above-captioned amendment to your schedule, and have the following comments.

   Past Contracts, Transaction, Negotiations, and Agreements, page
2

1. In the following amendment to the section "The Santo Agreement" you stated that, "certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders..." Advise us how the contractual standard of materiality differs from the standard of materiality generally applicable to security holders.

   The Special Committee, page 2

2. We have read the amended text provided in response to prior comment 4, and do not agree that Eon Labs has either complied with the comment or Item 1012 (b) of Regulation M-A. For example, under the heading "Financial and Business Prospects of the Company" on page
3, the disclosure only generically indicates current and anticipated developments in the general economy are supportive of the recommendation. The disclosure otherwise does not state why the developments are supportive or indicate the reasons that prompted the
Board to make its recommendation. Please revise to expressly identify the reasons the Board decided to recommend to security holders that they accept the Novartis offer.

   Cash Tender Offer, page 3

3. In this section you state that the Santo purchase will close at the same time as the cash tender offer. In Amendment 4 to the Schedule TO/A which was filed on June 15, 2005 the following sentence was added at the end of the second paragraph on page 1, "The Santo purchase will be consummated immediately following the expiration of the offer." Please revise your schedule to reflect this change.

   The Merger Agreement; General Economic Climate, page 6

4. In our prior comment 5, we noted that each person making a recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012 (b) of Regulation M-A. Simply stating that certain additional factors were considered, such as the other provisions of the Merger Agreement as well as the economic climate and its potential impact on the Offer and Merger, remains insufficient. As previously stated, Eon must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the statements made.
Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to the following ZIP code: 20549-0303.
							Sincerely,


							Nicholas P. Panos
Special Counsel,
Office of Mergers and Acquisitions

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